January 5, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Rocky Mountain Chocolate Factory, Inc.
Amendment No. 2 to Registration Statement on Form S-4 Filed December 22, 2014 File No. 333-200063

Dear Mr. Schwall:

Rocky Mountain Chocolate Factory, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 30, 2014 relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For convenience, the Staff’s comments are set forth herein followed by the Company’s response. The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 3 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

Description of Newco Capital Stock, page 17

Litigation Costs, page 19

1.	We note your response to prior comment 1, and reissue the comment in part. Please expand your disclosure regarding the fee-shifting provision to clarify the following:

●

the parties who may be responsible for paying fees, costs and expenses under the provision, including the parties who could be deemed to initiate or assert a claim on behalf of a current or prior stockholder, and

●	the parties who may be allowed to recover their fees and expenses, including the parties who could be deemed to be an “affiliate” in this context.

Response: The Company has revised its disclosure on pages 9 and 19 of the Amendment in response to the Staff’s comment.

2.

In addition, we note the following statement on page 19: “If a Claiming Party is not successful in obtaining a judgment that achieves in substance, such as in the case of a Claim for declaratory or injunctive relief, or amount, such as in the case of a Claim for monetary damages, Newco’s and its directors’, officers’, employees’ and affiliates’ litigation expenses may be shifted to the Claiming Party.” Please revise to clarify the relevant standard for fee-shifting in such contexts. For example, disclose whether the Claiming Party must be successful in those contexts in obtaining a judgment that substantially achieves, in substance and amount, the full remedy sought.

Response: The Company has revised its disclosure on page 19 of the Amendment in response to the Staff’s comment.

* * * *

 In connection with responding to the Staff's comment, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (970) 259-0554. Thank you again for your time and consideration.

Respectfully submitted,

ROCKY MOUNTAIN CHOCOLATE

FACTORY, INC.

/s/ Bryan J. Merryman

Bryan J. Merryman

Chief Operating Officer/Chief Financial Officer